Trinity Mirror plc

12g3-2(b)

21 July 2006

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Alexandra Sufit

Encs.

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Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text 939242

The Company has today received notification from Aviva plc, on behalf of its subsidiary Morley Fund Management Limited, th they are interested in 9,715,648 Trinity Mirror plc Ordinary Shares (previously 14,296,399), representing 3.31% of the issued share capital (previously 4.877%).

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Trinity Mirror plc

12g3-2(b)

21 July 2006

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

L Harris

Lorraine Harris
Assistant Company Secretary

encs.

London STOCK EXCHANGE | RNS | The company news service from the London Stock Exchange

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Announcement Details

AVS: 646287

Company Name	Trinity Mirror PLC
Category	Annual Information Update
Headline	Annual Information Update
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

Trinity Mirror Plc (the "Company")

Annual Information Update (AIU)

Annual Information Update for the period 3rd May 2005 to 24th April 2006

In compliance with rule 5.2 of the Prospectus Rules, Trinity Mirror plc sets out below a summary of the information which has been published or made available to the public during the defined period. The information referred to in this Update was up to date at the time the information was published, but some information may now be out of date.

Stock Exchange Announcements

Announcements made by the Company via RNS, a Regulatory Information Service, may be viewed and downloaded from the London Stock Exchange website.

Date	Announcement
24/04/2006	Holding(s) in Company
21/04/2006	Holding(s) in Company
06/04/2006	Director/PDMR Shareholding
06/04/2006	Holding(s) in Company
03/04/2006	Holding(s) in Company
31/03/2006	Director Shareholding
27/03/2006	Holding(s) in Company
24/03/2006	Director/PDMR Shareholding
09/03/2006	Holding(s) in Company
07/03/2006	Holding(s) in Company
02/03/2006	Final Results
24/02/2006	Director/PDMR Shareholding
14/02/2006	Holding(s) in Company
27/01/2006	Holding(s) in Company
25/01/2006	Holding(s) in Company
25/01/2006	Director/PDMR Shareholding
23/01/2006	Holding(s) in Company
23/01/2006	Directorate Change
11/01/2006	Holding(s) in Company
22/12/2005	Director/PMR Shareholding
22/12/2005	Holding(s) in Company
21/12/2005	Director/PDMR Shareholding
19/12/2005	Holding(s) in Company
15/12/2005	Director/PDMR Shareholding
15/12/2005	Trading Statement
13/12/2005	Holding(s) in Company
12/12/2005	Director /PDMR Shareholding
05/12/2005	Director/PDMR Shareholding
05/12/2005	Holding(s) in Company
29/12/2005	Holding(s) in Company
28/11/2005	Acquisition of Paldonsay Ltd
23/11/2005	Director/PDMR Shareholding
17/11/2005	Additional Listing
17/11/2005	Contract re Thomson Intermedia PLC
14/11/2005	Holding(s) in Company
31/10/2005	Transaction in Own Shares
26/10/2005	Director/PDMR Shareholding
25/10/2005	Offer Wholly Unconditional
19/10/2005	Offer Update
17/10/2005	Transaction in Own Shares
13/10/2005	Transaction in Own Shares
12/10/2005	Transaction in Own Shares
05/10/2005	Transaction in Own Shares
04/10/2005	Offer Update
04/10/2005	Transaction in Own Shares
04/10/2005	Holding(s) in Company
03/10/2005	Transaction in Own Shares
30/09/2005	Irrevocable Undertakings
29/09/2005	Transaction in Own Shares
27/09/2005	Transaction in Own Shares
27/09/2005	Holding(s) in Company
26/09/2005	Transaction in Own Shares
23/09/2005	Transaction in Own Shares
23/09/2005	Director/PDMS Shareholding
22/09/2005	Transaction in Own Shares
21/09/2005	Transaction in Own Shares
08/09/2005	Transaction in Own Shares
07/09/2005	Holding(s) in Company
01/09/2005	Trinity Mirror to acquire the hotgroup plc

01/09/2005	Offer for the hotgroup plc
26/08/2005	Director/PDMR shareholding
19/08/2005	Transaction in Own Shares
18/08/2005	Transaction in Own Shares
17/08/2005	Transaction in Own Shares
16/08/2005	Acquisition
15/08/2005	Transaction in Own Shares
15/08/2005	Director/PDMR
12/08/2005	Transaction in Own Shares
11/08/2005	Transaction in Own Shares
10/08/2005	Transaction in Own Shares
09/08/2005	Transaction in Own Shares
08/08/2005	Transaction in Own Shares
05/05/2005	Transaction in Own Shares
04/08/2005	Transaction in Own Shares
03/08/2005	Transaction in Own Shares
28/07/2005	Interim Results
25/07/2005	Director/PDMR Shareholding
22/07/2005	Holding(s) in Company
19/07/2005	Acquisition
08/07/2005	Holding(s) in Company
30/06/2005	Trading Statement
24/06/2005	Director Shareholding
22/06/2005	Transaction in Own Shares
21/06/2005	Transaction in Own Shares
20/06/2005	Transaction in Own Shares
20/06/2005	Update on IFRS
16/06/2005	Transaction in Own Shares
09/06/2005	Transaction in Own Shares
08/06/2005	Transaction in Own Shares
07/06/2005	Transaction in Own Shares
01/06/2005	Transaction in Own Shares
31/05/2005	Transaction in Own Shares
26/05/2005	Director Shareholding
23/05/2005	Transaction in Own Shares
19/05/2005	Transaction in Own Shares
13/05/2005	Transaction in Own Shares
12/05/2005	Director Shareholding
11/05/2005	Transaction in Own Shares
10/05/2005	Transaction in Own Shares
06/05/2005	Transaction in Own Shares
05/05/2005	AGM Statement
03/05/2005	Holding(s) in Company

Companies House Filings

The Company has made the following filings with Companies House. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardif CF14 3UZ.

Date of Filing	Description
18/04/2006	Allotment of shares 88(2)
11/04/2006	Allotment of shares 88(2)
05/04/2006	Allotment of shares 88(2)
03/04/2006	Allotment of shares 88(2)
23/03/2006	Allotment of shares 88(2)
15/03/2006	Allotment of shares 88(2)
07/03/2006	Allotment of shares 88(2)
07/03/2006	Allotment of shares 88(2)
22/02/2006	Allotment of shares 88(2)
22/02/2006	Allotment of shares 88(2)

22/02/2006	Allotment of shares 88(2)
09/02/2006	Allotment of shares 88(2)
08/02/2006	Allotment of shares 88(2)
07/02/2006	Allotment of shares 88(2)
07/02/2006	Allotment of shares 88(2)
07/02/2006	Allotment of shares 88(2)
18/01/2006	Allotment of shares 88(2)
18/01/2006	Allotment of shares 88(2)
18/01/2006	Allotment of shares 88(2)
18/01/2006	Allotment of shares 88(2)
18/01/2006	Allotment of shares 88(2)
23/12/2005	Allotment of shares 88(2)
22/12/2005	Allotment of shares 88(2)
22/12/2005	Allotment of shares 88(2)
22/12/2005	Allotment of shares 88(2)
22/12/2005	Allotment of shares 88(2)
22/12/2005	Allotment of shares 88(2)
22/12/2005	Allotment of shares 88(2)
22/12/2005	Allotment of shares 88(2)
30/11/2005	Allotment of shares 88(2)
30/11/2005	Allotment of shares 88(2)
22/11/2005	Allotment of shares 88(2)
22/11/2005	Allotment of shares 88(2)
17/11/2005	Allotment of shares 88(2)
17/11/2005	Allotment of shares 88(2)
10/11/2005	Allotment of shares 88(2)
10/11/2005	Allotment of shares 88(2)
03/11/2005	Allotment of shares 88(2)
03/11/2005	Allotment of shares 88(2)
03/11/2005	Allotment of shares 88(2
24/10/2005	Allotment of shares 88(2)
19/10/2005	Allotment of shares 88(2)
11/10/2005	Allotment of shares 88(2)
11/10/2005	Allotment of shares 88(2)
11/10/2005	Allotment of shares 88(2)
11/10/2005	Allotment of shares 88(2)
29/09/2005	Allotment of shares 88(2)
28/09/2005	Allotment of shares 88(2)
28/09/2005	Allotment of shares 88(2)
20/09/2005	Allotment of shares 88(2)
13/09/2005	Allotment of shares 88(2)
12/09/2005	Allotment of shares 88(2)
12/09/2005	Allotment of shares 88(2)
12/09/2005	Allotment of shares 88(2)
12/09/2005	Allotment of shares 88(2)
23/08/2005	Allotment of shares 88(2)
17/08/2005	Allotment of shares 88(2)
15/08/2005	Allotment of shares 88(2)
09/08/2005	Allotment of shares 88(2)
09/08/2005	Allotment of shares 88(2)
02/08/2005	Allotment of shares 88(2)
02/08/2005	Allotment of shares 88(2)
25/07/2005	Allotment of shares 88(2)
25/07/2005	Allotment of shares 88(2)
20/07/2005	Allotment of shares 88(2)
20/07/2005	Allotment of shares 88(2)
19/07/2005	Filing of Annual Report & Accounts
18/07/2005	Special Resolutions & updated memorandum & articles
06/07/2005	Allotment of shares 88(2)
06/07/2005	Allotment of shares 88(2)

06/07/2005	Allotment of shares 88(2)
06/07/2005	Allotment of shares 88(2)
16/06/2005	Allotment of shares 88(2)
16/06/2005	Allotment of shares 88(2)
10/06/2005	Allotment of shares 88(2)
10/06/2005	Allotment of shares 88(2)
01/06/2005	Allotment of shares 88(2)
24/05/2005	Allotment of shares 88(2)
24/05/2005	Allotment of shares 88(2)
24/05/2005	Allotment of shares 88(2)
12/05/2005	Director resignations
11/05/2005	Annual Returns as at 1st May 2005
11/05/2005	Allotment of shares 88(2)
11/05/2005	Allotment of shares 88(2)
11/05/2005	Allotment of shares 88(2)

All of the above information is available from the Registrar of Companies.

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